Cadence Bancorporation

2800 Post Oak Boulevard, Suite 3800

Houston, Texas 77056

April 10, 2017

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: William H. Dorton

Re:	Cadence Bancorporation

Registration Statement on Form S-1
Filed April 3, 2017
File No. 333-216809

Dear Mr. Dorton,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cadence Bancorporation (the “Company”) hereby requests the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-216809) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:00 p.m., New York City time, on April 12, 2017 or as soon as practicable thereafter. By separate letter, the underwriters of the sale of the securities being registered join in this request for acceleration.

The Company hereby authorizes Mark F. Veblen of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration. Please contact Mr. Veblen at (212) 403-1396 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely,

CADENCE BANCORPORATION

By:	/s/ Jerry W. Powell
Name:	Jerry W. Powell
Title:	Executive Vice President and General Counsel

cc:	Wachtell, Lipton, Rosen & Katz
Mark F. Veblen